SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 12, 2003

Date of Earliest Event Reported: July 14, 2003

Secure Blue, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

Nevada
(State of Organization)

95-4666270
(I.R.S. Employer Identification No.)

Commission File Number 000-26211

9400 Key West Ave.
Rockville, MD 20850
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): (301) 517-1890

(Former Name and Address of Registrant)

Item 5. Other Events and Regulation FD disclosure.

Termination of Agreement and Plan of Merger with Omega Information Solutions, Inc.

In February 2003, the company entered into a Letter of Intent with Omega Information Solutions, Inc. in anticipation of a business combination, with such activity pending as needed to reach agreements and actions necessary to complete such anticipated business merger.

In March 2003, the Company entered into an Agreement and Plan of Merger with to merge with Omega Information Solutions, Inc. to acquire the assets of Omega subject to completion of mutual due diligence examination of the Company and Omega. To accomplish the Agreement, the Company was to acquire all of Omega's outstanding common stock owned by the shareholders of Omega. Omega shareholders were to receive a total of twelve million (12,000,000) shares of the Company's common stock.

In anticipation of Closing of the Agreement, the Company changed its name to "Secure Blue, Inc." and changed the OTCBB symbol under which our common stock trades on the Over-The-Counter Bulleting Board. Our common stock trades on the Over-The-Counter Bulletin Board under the OTCBB symbol "SBLI".

In July 2003 the agreement, pursuant to the terms, was terminated by Omega and such termination was accepted by Secure Blue, Inc.

Stock Purchase Agreement with Red Hand Software Ltd., a UK corporation

In July 2003 Secure Blue, Inc. (SBLI) entered into a Stock Purchase Agreement with Red Hand Software Ltd., a UK corporation (Red Hand). Subject to completion of mutual due diligence examinations, SBLI will acquire all the issued and outstanding shares of Red Hand in exchange for a total of Fourteen Million (14,000,000) Common Shares of SBLI to be issued to the shareholders of Red Hand.

Press Release

The company has made the following press release:

Press Release

RedHand Security Teams Up With Secure Blue Inc

NEW YORK--(BUSINESS WIRE)—August 12th, 2003—Secure Blue, Incorporated (OTCBB:SBLI - news) has announced that it has entered an agreement to acquire all the issued and outstanding shares of U.K based RedHand International.

Under terms of the agreement, Secure Blue will acquire all the issued and outstanding shares of RedHand Software Limited and Les Pilkington will assume the title of Chairman and CEO of Secure Blue.

Mr Pilkington, Chairman and CEO of Red hand International commented, “Over the past two years we have completed development of a highly specialized and sophisticated suite of workplace monitoring software that we believe is now ready to cross the pond for full rollout. Our software is already distributed within the U.S. but with new, sweeping corporate regulatory policies coming into play, the establishment of a firm U.S. presence will enable us to expand our global operations.”

About RedHand International

RedHand™ International develops and markets a suite of software products that enables businesses to monitor the workplace activities of users connected to internal computer networks. Currently marketed to Government agencies and businesses of all sizes, RedHand is particularly relevant to those organizations operating in highly regulated markets where compliance and security are crucial.

RedHand's unique technology has been developed specifically to help resolve the diverse problems, and ensuing corporate liabilities, associated with the abuse of internal IT networks and data theft: the implementation of company security policies, the prevention of use or introduction of illegal software, the consistent abuse of the internet and email as well as the need to substantially improve productivity and general security in the modern IT controlled workplace. For more information on the company, please visit their website www.redhandsecurity.com

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements about events and circumstances that have not yet occurred. For example, words such as "will," "can," "expects," "enables," "believes" or other statements in the future tense, are forward-looking statements. Actual outcomes and results may differ materially from expectations in this press release due to a number of risks and uncertainties. Such risks and uncertainties include whether the market for security products will grow as projected, if at all, whether demand for RedHand's products will continue, whether new products will be successful and whether products will perform as expected.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

Secure Blue, Inc.

By: \s\ Richard Oravec, President
Richard Oravec, President

Date: August 12, 2003